Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS IN CONNECTION WITH THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED DECEMBER 31, 2023

The following discussion and analysis of our results of operations and financial condition should be read together with our unaudited condensed consolidated financial statements and the notes thereto and other financial information, which are included elsewhere in this Form 6-K. Our unaudited financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). In addition, our unaudited financial statements and the financial information included in this Form 6-K reflect our organizational transactions and have been prepared as if our current corporate structure had been in place throughout the relevant periods.

This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in our Annual Report on Form 20-F for the fiscal year ended June 30, 2023 filed with the Securities and Exchange Commission (the “2023 Form 20- F”) under “Item 3. Key Information-D. Risk Factors” or in other parts of the 2023 Form 20-F.

Unless otherwise indicated or the context requires otherwise, “we”, “us” or the “Company” in this prospectus are to E-Home Household Service Holdings Limited and its subsidiaries in the context of describing our business, operations and consolidated financial information.

Overview

We are a household service company based in Fuzhou, China. We provide integrated household services through our website and WeChat platform, “e家快服”, across 21 provinces in China. Currently, these services primarily include home appliance services (mainly installation and maintenance services of home appliance) and housekeeping services. For our installation and maintenance services, we partner with individuals and service stores which provide the technicians to deliver the on-site services. For our housekeeping services, we primarily partner with individual service providers who serve as independent contractors. We have partnerships with more than 1,800 individuals and service stores providing these services in China. We currently have more than 2,800 cleaners and nannies in our network providing our housekeeping and care services. Our online platform integrates these offline service providers, which helps them to gain a larger customer base, and provides professional and reliable one-stop household services to our customers.

In July 2015, we successfully transitioned from an outsourcing after-market service provider of home appliances and building materials to an operator of home appliance services (mainly installation and maintenance of home appliance). In January 2018, we officially became an integrated household service provider after expanding our service portfolio from distribution, installation, repair and maintenance of home appliances to delivery, installation, repair and maintenance of home appliances, home-moving, house cleaning, nanny and maternity matron. We have also launched and are actively promoting our senior care services. We plan to further expand our business to include smart community services, as well as sales of smart home supplementary merchandise. We currently have approximately 532 employees to support our operations.

We also generate revenues from sales of pharmaceutical products to our customers, which are mainly pharmaceutical stores in PRC, and from providing educational consulting services to our customers through our subsidiaries acquired during the fiscal year ended June 30, 2023.

Due to the fundamental economic weakness in China, our overall revenue decreased by 30.7% to approximately $26.95 million for the six months ended December 31, 2023, as compared to approximately $38.88 million for the six months ended December 31, 2022. Our revenue from installation and maintenance services decreased by 37.7% to approximately $15.15 million for the six months ended December 31, 2023, as compared to $24.30 million for the six months ended December 31, 2022. Our revenue from housekeeping services decreased by 12.8% to approximately $7.84 million for the six months ended December 31, 2022, as compared to $8.99 million for the six months ended December 31, 2022. We generated approximately $2.81 million of revenue from our senior care services for the six months ended December 31, 2023, representing a decrease of 21.0% as compared to $3.56 million for the six months ended December 31, 2022. For the six months ended December 31, 2023, we also generated revenues from sales of pharmaceutical products and educational consulting services of approximately $0.19 million and $0.96 million, respectively. For the six months ended December 31, 2022, we generated revenues from sales of pharmaceutical products and educational consulting services of approximately $1.38 million and $0.65 million, respectively.

For the six months ended December 31, 2023, we had a net loss of approximately $5.19 million, representing an increase in net loss of approximately $1.88 million compared with net loss of approximately $3.32 million for the six months ended December 31, 2022.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	growth in the Chinese economy;

●	industry demand;

●	contract pricing and terms;

●	competition in the home appliance services and in-home care and other household services industries;

●	strategic acquisitions and investments;

●	changes to government policies;

●	market conditions and our market position; and

●	our ability to broaden service offerings and diversify our customer base.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is currently no estate duty, inheritance tax or gift tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of 16.5%. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from our Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

PRC

Enterprise Income Tax

Generally, our PRC subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. If our holding company in the Cayman Islands or any of our subsidiaries outside the PRC is considered as a PRC resident enterprise for tax purposes, then our global income will be subject to PRC enterprise income tax at the rate of 25%. See “Risk Factors—Risks Related to Doing Business in China— We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.”

Value Added Tax

Our revenue from installation services is subject to a value added tax, or VAT, rate of 11% and our revenue from maintenance services and sales of goods was subject to a VAT rate of 17% prior to May 1, 2018, which was subsequently reduced to 16%.

According to PRC regulations, no VAT will be levied if an enterprise provides employee-based household services. E-Home Pingtan applied for the tax exemption in July 2017 and was approved by the PRC State Administration of Taxation, so the VAT rate for installation, maintenance, after-sales and cleaning service is 0% since July 2017.

Withholding Tax on Dividends

Dividends paid by E-Home Household Service Technology Co., Ltd. (“E-Home WFOE”) to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at a reduced tax rate of 5%.

Our Reportable Segments

As of December 31, 2023, our operations are organized into five reportable segments: installation and maintenance services, housekeeping services, senior care services, sales of pharmaceutical products and educational consulting services. Operating segments are reported in a manner consistent with the internal reporting provided to management for decision making. These operating segments are monitored and strategic decisions are made on the basis of segmental profit margins.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The SEC has defined a company’s critical accounting policies as the ones that are most important to the portrayal of our financial condition and results of operations, and which require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We also have other key accounting policies, which involve the use of estimates, judgments and assumptions that are significant to understanding our results. Although we believe that our estimates, assumptions and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions.

Basis of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied. The accompanying consolidated financial statements include the financial statements of E-Home Household Service Holdings Limited and its subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation.

Use of estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, prepayments, and other receivables, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets and provision necessary for contingent liabilities. Actual results could differ from those estimates.

Leases

Leases are classified at lease commencement date as either a finance lease or an operating lease. A lease is a finance lease if it meets any of the following criteria: (a) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term. (b) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (c) the lease term is for the major part of the remaining economic life of the underlying asset, (d) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset or (e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. When none of the criteria meets, the lease shall be classified as an operating lease.

For lessee, a lease is recognized as a right-of-use asset with a corresponding liability at lease commencement date. The lease liability is calculated at the present value of the lease payments not yet paid by using the lease term and discount rate determined at lease commencement. The right-of-use asset is calculated as the lease liability, increased by any initial direct costs and prepaid lease payments, reduced by any lease incentives received before lease commencement. The right-of-use asset itself is amortized on a straight-line basis unless another systematic method better reflects how the underlying asset will be used by and benefits the lessee over the lease term.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842). The amendments in this ASU require an entity to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures about leasing arrangements. We adopted ASC 842 effective as of the beginning of the first period presented by using a modified retrospective transition approach in the accompanying financial statements. The adoption of this standard had a material impact on our financial position, with no material impact on the results of operations and cash flows.

Convertible note, net

ASC 470, Debt, requires the liability and equity components of convertible debt instruments that may be settled in cash upon conversion to be separately accounted for in a manner that reflects the issuer’s nonconvertible debt borrowing rate. ASC 470-20 requires that the initial proceeds from the sale of these notes be allocated between a liability component and an equity component in a manner that reflects interest expense at the interest rate of similar nonconvertible debt that could have been issued by us at such time. We measured the estimated fair value of the debt component of our convertible notes as of the issuance date based on our nonconvertible debt borrowing rate. The equity components of the convertible senior notes have been reflected within additional paid-in capital in our audited consolidated balance sheet, and the resulting debt discount is amortized over the period during which the convertible notes are expected to be outstanding (through the maturity date) as additional non-cash interest expense.

Revenue recognition

We adopted Accounting Standards Codification No. 606, Revenue from Contracts with Customers (ASC 606) beginning January 1, 2018 and elected to adopt ASC 606 under the modified retrospective method. This guidance was applied retrospectively to the most current period presented in our consolidated financial statements. The adoption of ASC 606 did not have a material impact on the consolidated financial statements of our company.

We generate revenues primarily from installation & maintenance services, housekeeping services, senior care services, sales of household appliance accessories and sales of E-watches. We sell our goods and services through a third-party service provider WeChat platform. Our revenues are subject to value added tax (“VAT”). To record VAT payable, we use the gross presentation method, which presents the taxable services and the available input VAT amount (at the rate applicable to the supplier). Revenues are recorded net of VAT in accordance with the ASC 606. We consider revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The recognition of revenues involves certain management judgments. The amount and timing of our revenues could be materially different for any period if management made different judgments or utilized different estimates.

Installation& maintenance

Installation and maintenance services mainly consisting of the following services: technical home installation and repair, maintenance and other after sale services. Revenues from installation and maintenance services are recognized at a point in time once the service is transferred to the customer. For service arrangements that include multiple performance obligations, revenues are allocated to each performance obligation based on its standalone selling price. We allocate arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price method, generally based on the best estimate of selling price. We consider whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). We act as principal and has contracts with third-party service providers (i.e., service outlets) who acts as agents. We are responsible for market development and providing the customer information to the service provider, directing the outlet to provide services and coordination with the customer, while the service provider provides the door-to-door service. The price of services is set by our company and the service provider is only responsible for collection of payments. When our end customers place orders online for services, they pay either a required visit fee or the estimated full amount of service fee through third-party payment platforms, such as WeChat Pay and Alipay. If the customer is not satisfied with the chosen provider, the service provider can be re-selected. Regardless of the service provider’s performance, we are still liable to complete the orders. If the end customer fails to pay after satisfactory service is provided and the service provider is unable to collect payment from the end customer, we will communicate directly with the end customer. The service provider is not obligated to pay our company. To minimize our risk, the service provider will remit payment of any outstanding receivables each month.

Housekeeping services

Housekeeping services refer to services including housecleaning, nanny service, maternity matron and personnel staffing. Revenues from housekeeping are recognized at a point in time upon completion of services to the customer based on the relative selling price method. We consider whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). We determine it is a principal and recognizes revenues at the gross amount received for the services.

Senior care services

Senior care services refer to services including BP, heart rate test, daily steps count, location and track record, call for help by Wechat or phone, and other care services rendered to senior customers through an E-watch, which is given to the customers when they pay the annual fees. The customers sign a contract for the services with our company. The contract term is normally one year. The revenues from senior care services are allocated into the revenue from the E-watch sold and the revenue of the services provided. Revenues from the E-watch sold are recognized at a point in time once customers receive the E-watch and the revenues from the services provided are recognized over the service period. We consider whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). We determine it is a principal and recognizes revenues at the gross amount received for the services.

Disaggregation of revenue from contracts with customers

During the process of performing the installation and maintenance services, we also sell household appliance accessories such as air conditioner parts to its customers according to the customers’ needs. We did not sell these household appliance accessories separately. The senior care services consist of the sale of E-watch and the care services. The E-watch cannot be sold to the customers solely without the care services, and the care services should be rendered by the E-watch. Consequently, we regard these operating activities as operating in one material segment, being the revenue of senior care services.

Based on the above discussion, we disaggregated sales of household appliance accessories from installation and maintenance revenue and senior care services revenue into the sales of the E-watch and the care service. Sales of household appliance accessories and E-watches are recognized in revenue at a point in time while revenue from care service is recognized over a period.

Sales of pharmaceutical products

We also generate revenues from sales of pharmaceutical products to its customers, which are mainly pharmaceutical stores in PRC. Under the adoption of ASC 606, we recognized revenues in a manner to depict the transfer of goods to a customer at an amount that reflects the consideration expected to be received in exchange for those goods. We consider revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

We consider customer purchase orders to be the contracts with a customer. As part of its consideration of the contract, we evaluate certain factors including the customer’s ability to pay (or credit risk). For each contract, we consider the promise to transfer products, each of which is distinct, to be the identified performance obligations. We consider whether the nature of its promise is a performance obligation to provide the specified goods itself (that is, the entity is a principal) or to arrange for the other party to provide those goods (that is, the entity is an agent). We determine it is a principal and recognizes revenues at the gross amount received for the goods. We control the specified good before that good is transferred to its customers based on the following indicators: (1) we are primarily responsible for fulfilling the promise to provide the specified good, (2) we bear the inventory risk before or after (i.e., customer has a right of return) the specified good has been transferred to a customer, (3) we have discretion in setting the price for the specified good.

In determining the transaction price, we evaluate whether the price is subject to refund or adjustment to determine the net consideration to which we expect to be entitled. We provide its customers with rights to return the sold goods for several days after the customers’ acceptance of the goods and can reasonably estimates return provision for the goods. The product return provisions are estimated based on (1) historical rates, (2) specific identification of outstanding returns not yet received from customers and outstanding discounts and claims and (3) estimated returns, discounts and claims expected, but not yet finalized with customers. We analyzed historical refund claims for defective products and concluded that they have been immaterial since we can return the goods returned from the customers to our suppliers.

Revenues are reported net of all VAT. As our standard payment terms are less than one year, we have elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component. We allocate the transaction price to each distinct product based on their relative standalone selling price.

Revenue is recognized when control of the product is transferred to the customer (i.e., when our performance obligation is satisfied at a point in time), which typically occurs at delivery. Prices are determined based on negotiations with our customers when signing the contracts and are not subject to adjustment.

Educational consulting services

We also generate revenues from providing educational consulting services to its customers. Revenues from educational consulting services are recognized at a point in time upon completion of services to the customer based on the relative selling price method. We consider whether the nature of our promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent). We determine it is a principal and recognizes revenues at the gross amount received for the services.

Recent Accounting Pronouncements

We consider the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In August 2020, the FASB issued Accounting Standards Update (ASU) No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with our current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. Early adoption is permitted. We adopted this guidance on July 1, 2022 and the adoption of this new guidance had no material impact our consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which provides guidance on the acquirer’s accounting for acquired revenue contracts with customers in a business combination. The amendments require an acquirer recognizes and measures contract assets and contract liabilities acquired in a business combination at the acquisition date in accordance with ASC 606 as if it had originated the contracts. This guidance also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The new guidance is required to be applied prospectively to business combinations occurring on or after the date of adoption. This guidance is effective for our company for the year ending March 31, 2024 and interim reporting periods during the year ending March 31, 2024. Early adoption is permitted. We do not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for our company for the year ending March 31, 2025 and interim reporting periods during the year ending March 31, 2025. Early adoption is permitted. We do not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

We do not believe other recently issued but not yet effective accounting statements, if recently adopted, would have a material effect on our consolidated balance sheets, statements of comprehensive income (loss) and statements of cash flows.

Results of Operations

Comparison of Six Months Ended December 31, 2023 and 2022

The following table shows key components of our results of operations during the six months ended December 31, 2023 and 2022, in dollars and as a percentage of our total revenues.

	Six months Ended December 31, 2023		Six months Ended December 31, 2022
	Amount	% of Revenues	Amount	% of Revenues
Revenues
Installation and maintenance services	$15,151,510	56.2	$24,301,679	62.5
Housekeeping services	7,836,579	29.1	8,990,258	23.1
Senior care services	2,811,223	10.4	3,557,245	9.2
Sales of pharmaceutical products	190,297	0.7	1,380,344	3.6
Educational consulting services	957,574	3.6	647,442	1.6
Total revenues	26,947,183	100.0	38,876,968	100.0
Total cost of revenues	20,371,994	75.6	27,738,882	71.4
Operating expenses
Sales and marketing expenses	8,100,026	30.1	8,340,234	21.5
General and administrative expenses	2,786,747	10.3	3,359,946	8.6
Total operating expenses	10,886,773	40.4	11,700,180	30.1
Loss from operations	(4,311,584)	(16.0)	(562,094)	(1.4)
Other income (expenses), net
Interest income	127,142	0.5	96,111	0.2
Interest expenses	(385,524)	(1.4)	(375,846)	(1.0)
Amortization of financing cost	(623,801)	(2.3)	(641,576)	(1.7)
Fair value loss	-	-	(1,621,836)	(4.2)
Other income, net	274	0.0	52,341	0.1
Total other expenses	(881,909)	(3.3)	(2,490,806)	(6.4)
Loss before income taxes	(5,193,493)	(19.3)	(3,052,900)	(7.9)
Income tax expense	-	-	(263,228)	(0.7)
Net loss	$(5,193,493)	(19.3)	$(3,316,128)	(8.5)

Revenues. We generate revenues from providing installation and maintenance services, housekeeping services and senior care services, sales of pharmaceutical products and providing educational consulting services. Our total revenue was $26,947,183 for the six months ended December 31, 2023, compared to $38,876,968 for the six months ended December 31, 2022, representing a decrease of $11,929,785, or 30.7%. Such decrease was due to the decrease of $9,150,169 in revenue from installation and maintenance, the decrease of $1,153,679 in revenue from our housekeeping services, the decrease of $1,190,047 in revenue from sales of pharmaceutical products and the decrease of $746,022 in revenue from our senior care services, offsetting by the increase of $310,132 in revenue from our educational consulting services.

Revenue from installation and maintenance services decreased by $9,150,169, or 37.7%, to $15,151,510 for the six months ended December 31, 2023 from $24,301,679 for the six months ended December 31, 2022. Installation and maintenance services accounted for 56.2% of our total revenue for the six months ended December 31, 2023, as compared to 62.5% for the six months ended December 31, 2022. Revenue from housekeeping services amounted to $7,836,579, or 29.1% of our total revenue for the six months ended December 31, 2023, representing a decrease of $1,153,679, or 12.8%, from $8,990,258 for the six months ended December 31, 2022. Such decreases were primarily due to the fundamental economic weakness in China and the overall decrease in household service expenditures. During the six months ended December 31, 2023, we have partnerships with 1,800 individuals and service stores providing installation and maintenance services of home appliance and housekeeping services in China, which decreased approximately 21.7% comparing to the six months ended December 31, 2022. During the six months ended December 31, 2023, we also terminated cooperation with two main outlets which had significant impact on our revenues.

For the six months ended December 31, 2023, we generated revenue from senior care services in an amount of $2,811,223, or 10.4% of our total revenue, which represents a decrease of $746,022, or 21.0%, from $3,557,245 for the six months ended December 31, 2022. Such decreases were primarily due to the fundamental economic weakness in China and more cautious spending by senior citizens during the economic downturn period, which made it difficult for us to expand our customer base and increase sales from our existing customers. For the six months ended December 31, 2023, we generated revenue from sales of pharmaceutical products in an amount of $190,297, or 0.7% of our total revenue, which represents a decrease of $1,190,047, or 86.2%, from $1,380,344 for the six months ended December 31, 2022. For the six months ended December 31, 2023, we also generated revenue from educational consulting services in an amount of $957,574, or 3.6% of our total revenue, which represents an increase of $310,132, or 47.9%, from $647,442 for the six months ended December 31, 2022.

Cost of revenues. Our cost of revenues includes service fees paid to staff, outlets and suppliers for the services rendered and the cost of accessories sold. Our cost of revenue decreased by $7,366,888, or 26.6%, to $20,371,994 for the six months ended December 31, 2023 from $27,738,882 for the six months ended December 31, 2022. Such decrease was in line with our decreased revenue.

Sales and marketing expenses. Our sales and marketing expenses consist primarily of remuneration for staff involved in selling and marketing efforts, advertising cost, depreciation, travel and leasing expenses. Our sales and marketing expenses decreased slightly by $240,208, or 2.9%, to $8,100,026 for the six months ended December 31, 2023 from $8,340,234 for the six months ended December 31, 2022. As a percentage of revenue, sales and marketing expenses increased to 30.1% for the six months ended December 31, 2023 from 21.5% for the six months ended December 31, 2022.

General and administrative expenses. Our general and administrative expenses consist primarily of employee remuneration, professional fees, insurance, benefits, office leases, general office expenses and depreciation. Our general and administrative expenses decreased by $573,199, or 17.1%, to $2,786,747 for the six months ended December 31, 2023 from $3,359,946 for the six months ended December 31, 2022. Such decrease was due to the decrease in consulting services expenses. As a percentage of revenue, general and administrative expenses increased to 10.3% for the six months ended December 31, 2023 from 8.6% for the six months ended December 31, 2022.

Loss from operations. As a result of the foregoing, we recorded loss from operations of $4,311,584 for the six months ended December 31, 2023, representing an increase of $3,749,490 in loss from operations, compared to $562,094 for the six months ended December 31, 2022.

Total other (expenses) income. We had $881,909 in total other expenses for the six months ended December 31, 2023, as compared to $2,490,806 in total other income for the six months ended December 31, 2022. Total other income (expenses), net, for the six months ended December 31, 2023 consisted of interest income in the amount of $127,142 and other income of $274, offset by interest expenses in the amount of $385,524 and amortization of financing cost of the convertible notes of $623,801. Total other income (expenses), net, for the six months ended December 31, 2022 consisted of interest income in the amount of $96,111, government subsidy of $43,616 and foreign currency exchange income of $8,725, offset by interest expenses in the amount of $375,846, amortization of financing cost of the convertible note of $641,576 and fair value loss of financial instruments of $1,621,836.

Income tax expense.  We recorded income tax expenses of $Nil for the six months ended December 31, 2023, representing a decrease of $263,228, or 100.0%, as compared to $263,228 for the six months ended December 31, 2022. The decrease in the income tax expense mainly resulted from the decrease in the income before income taxes from our PRC subsidiaries. See also “—Taxation” above.

Net loss. As a result of the cumulative effect of the factors described above, we generated a net loss of $5,193,493 for the six months ended December 31, 2023, representing an increase in net loss of $2,140,593, or 70.1%, from net loss of $3,316,128 for the six months ended December 31, 2022.

Liquidity and Capital Resources

As of December 31, 2023 and June 30, 2023, we had cash and cash equivalents of $74,325,312 and $71,252,380, respectively. We finance our operations, working capital needs and strategic investments from cash generated through operations and through debt and equity financing.

We believe that our current levels of cash and cash flows from operations and equity financing will be sufficient to meet our anticipated cash needs for our operations and expansion plans for at least the next 12 months. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Six Months Ended December 31,
	2023	2022
Net cash provided by operating activities	$1,381,424	$3,805,834
Net cash used in investing activities	(10,688,160)	(3,468,043)
Net cash provided by financing activities	11,822,082	9,167,098
Net increase in cash and cash equivalents	2,515,346	9,504,891
Effect of currency translation	557,586	(1,876,938)
Cash and cash equivalents at beginning of the period	71,252,380	54,842,052
Cash and cash equivalents at end of the period	$74,325,312	$62,470,005

Operating Activities

For the six months ended December 31, 2023, net cash provided by operating activities was $1,381,424, representing a decrease of $2,424,410 compared to net cash provided by operating activities of $3,805,834 for the six months ended December 31, 2022.

For the six months ended December 31, 2023, net cash provided by operating activities was $1,381,424. Net cash provided by operating activities for the six months ended December 31, 2023 consisted of the net loss of $5,193,493, interest expense in the amount of $385,524, depreciation and amortization of property, plant and equipment and intangible assets in the amount of $237,631, amortization of right-of-use assets in the amount of $304,163, amortization of financing cost of the convertible notes of $623,801, equity incentive plan of $327,340, loss on write-off of property, plant and equipment of $60,910, change in account receivables in the amount of $339,061, change in advance to suppliers in the amount of $11,282, change in inventory in the amount of $22,374, change in prepayments, receivables and other current assets in the amount of $4,143,426, change in long-term deposits and other non-current assets in the amount of $2,014,298, and change in tax payable in the amount of $5,208, offset by change in accounts payable and accrued expenses in the amount of $1,171,817, change in advance from customers in the amount of $628,531 and change in operating lease liabilities in the amount of $99,753.

Net cash provided by operating activities for the six months ended December 31, 2022 consisted of the net loss of $3,316,128, income tax expense in the amount of $233,797, interest expense in the amount of $375,846, depreciation and amortization of property, plant and equipment and intangible assets in the amount of $1,330,221, amortization of right-of-use assets in the amount of $430,914, amortization of financing cost of the convertible note of $641,576, fair value loss of financial instruments of $1,621,836, change in accounts payable and accrued expenses in the amount of $6,901,987, offset by change in account receivables in the amount of $1,245,352, change in inventory in the amount of $159,286, change in prepayments, receivables and other current assets in the amount of $1,899,177, change in long-term deposits and other non-current assets in the amount of $55,177, change in tax payable in the amount of $7,921, and change in operating lease liabilities of $685,708.

Investing Activities

For the six months ended December 31, 2023, net cash used in investing activities was $10,688,160. Net cash used in investing activities for the six months ended December 31, 2023 consisted of cash paid for due from related parties of $10,688,160.

For the six months ended December 31, 2022, net cash used in investing activities was $3,468,043. Net cash used in investing activities for the six months ended December 31, 2022 consisted of cash paid for due from related parties of $3,100,000, cash paid for loan receivables from unaffiliated company and individual of $1,250,000, cash paid for property, plant and equipment of $885,343 and cash paid for intangible assets in the amount of $32,700, offset by refund of prepaid deposit for potential acquisition in the amount of $1,800,000.

Financing Activities

Net cash provided by financing activities was $11,822,082 for the six months ended December 31, 2023, which consisted of proceeds from issuance of shares in in the amount of $12,001,420 and proceeds from related parties in the amount of $20,662, offset by cash repayment to the convertible notes in the amount of $200,000.

Net cash provided by financing activities was $9,167,098 for the six months ended December 31, 2022, which consisted of proceed from the issuance of shares in the amount of $7,844,757 and proceed from short term loan of $1,398,262, offset by cash paid for financial lease of $75,921.

Capital Expenditures

We made capital expenditures of $Nil and $918,043 for the six months ended December 31, 2023 and 2022, respectively. In these periods, our capital expenditures were mainly used for purchases of property and equipment, including office equipment, electronic equipment and motor vehicles. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business.

Holding Company Structure

E-Home Household Service Holdings Limited is a Cayman Islands holding company with no material operations of its own. We conduct our operations primarily through E-Home WFOE and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by E-Home WFOE. If E-Home WFOE or our other PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, E-Home WFOE is permitted to pay dividends to E-Home Household Service Holdings Limited only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, E-Home WFOE and its PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, each may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and these entities may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange. E-Home WFOE has not paid dividends and will not be able to pay dividends until it meets the requirements for statutory reserve funds.